UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 3, 2017

FIRST HORIZON NATIONAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

TN	001-15185	62-0803242
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

165 MADISON AVENUE
MEMPHIS, TENNESSEE	38103
(Address of Principal Executive Office)	(Zip Code)

Registrant’s telephone number, including area code - (901) 523-4444

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 3, 2017, First Horizon National Corporation, a Tennessee corporation (“First Horizon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Capital Bank Financial Corp., a Delaware corporation (“Capital Bank”) and Firestone Sub, Inc., a Delaware corporation and a wholly owned subsidiary of First Horizon (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Capital Bank (the “Merger”), with Capital Bank as the surviving corporation in the Merger (the “Surviving Company”). As soon as reasonably practicable following the Merger, the Surviving Company will merge with and into First Horizon (the “Second Step Merger”, and together with the Merger, the “Mergers”), with First Horizon as the surviving corporation in the Second Step Merger. Immediately following the Second Step Merger, or at such later time as First Horizon may determine, Capital Bank’s wholly owned bank subsidiary, Capital Bank Corporation (“Capital Bank Sub”) and First Horizon’s wholly owned bank subsidiary, First Tennessee Bank National Association (“First Tennessee”) will be combined under a single bank charter (the “Bank Merger”). The Merger Agreement was approved by the Board of Directors of each of First Horizon, Merger Sub and Capital Bank.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Capital Bank’s Class A Common Stock and Class B Non-Voting Common Stock (together, “Capital Bank Common Stock”) will be converted into the right to receive either

(i)	the amount in cash per share of Capital Bank Common Stock (the “Cash Consideration”) equal to the sum of (A) $7.90 plus (B) the product of 1.75 multiplied by the average of the closing sale prices of shares of common stock, par value $0.625 per share, of First Horizon (the “First Horizon Common Stock”) for the ten trading days immediately prior to the Effective Time (the “First Horizon Share Closing Price”), or

(ii)	(ii) the number of shares of Capital Bank Common Stock (the “Exchange Ratio”) equal to the quotient of (A) the Cash Consideration divided by (B) the First Horizon Share Closing Price (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”), in each case at the election of the holder of such share of Capital Bank Common Stock, subject to procedures applicable to oversubscription and undersubscription for cash consideration. The aggregate amount of Cash Consideration will equal $410,535,300 (the “Cash Component”).

In addition, each outstanding option granted by Capital Bank to purchase shares of Capital Bank Common Stock (a “Capital Bank Stock Option”) will fully vest (to the extent unvested) and will be assumed, on the same terms and conditions, by First Horizon and converted into an option to purchase a number of shares of First Horizon Common Stock (rounded down to the nearest whole share) that equals the product of (A) the number of shares of Capital Bank Common Stock subject to such Capital Bank Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of First Horizon Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Capital Bank Common Stock of such Capital Bank Stock Option divided by (B) the Exchange Ratio. Each restricted share of Capital Bank that is outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive an amount in cash equal to the Cash Consideration, less applicable tax withholdings.

The Merger Agreement also provides, among other things, that as of the Effective Time, the number of directors constituting the Board of Directors of First Horizon will be increased by two and that one of the two vacancies shall be filled by Mr. R. Eugene Taylor and the other shall be filled by a member of the Board of Directors of Capital Bank agreed upon by First Horizon and Capital Bank.

The Merger Agreement contains customary representations and warranties from both First Horizon and Capital Bank, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, First Horizon’s obligation to recommend that its shareholders approve the issuance of First Horizon Common Stock in connection with the Merger, Capital Bank’s obligation to recommend that its stockholders adopt the Merger Agreement, and Capital Bank’s non-solicitation obligations relating to alternative acquisition proposals. First Horizon and Capital Bank have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement. Capital Bank also agreed to use its reasonable best efforts to cause Capital Bank Sub to (1) prepare and file applications, notices and filings required by Capital Bank’s or Capital Bank Sub’s regulators to permit Capital Bank Sub to make a distribution of cash to Capital Bank immediately prior to the anticipated closing date of the Merger, and (2) if First Horizon so requests, cause Capital Bank Sub to make such a distribution in an amount not to exceed the lesser of (x) the amount of cash that Capital Bank Sub may, in Capital Bank’s reasonable determination distribute based on its available cash on hand and (y) the amount approved by the applicable regulators, in each case not to exceed the Cash Component.

The completion of the Mergers is subject to customary conditions, including, among others, (1) the adoption of the Merger Agreement by Capital Bank’s stockholders, (2) approval of the common stock issuance by First Horizon’s stockholders, (3) authorization for listing on the New York Stock Exchange of the shares of First Horizon Common Stock to be issued in the Merger, (4) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission for the First Horizon Common Stock to be issued in the Merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the Bank Merger or making the consummation of the Merger illegal, and (6) the receipt of required regulatory approvals, including the approval of certain federal banking agencies, without the imposition of a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement). Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) the accuracy of the representations and warranties of the other party, subject to specified materiality standards (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from its counsel to the effect that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both First Horizon and Capital Bank and further provides that a termination fee of $85 million will be payable by Capital Bank to First Horizon in connection with the termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Horizon or Capital Bank, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Horizon, Capital Bank, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of First Horizon and Capital Bank and a prospectus of First Horizon, as well as in the Forms 10-K, Forms 10-Q and other filings that each of First Horizon and Capital Bank make with the Securities and Exchange Commission (the “SEC”).

Company Support Agreements

In connection with the execution of the Merger Agreement, on May 3, 2017, First Horizon entered into letter agreements (collectively, the “Company Support Agreements”) with (1) Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, “Oak Hill Capital Partners”), (2) Crestview NAFH, LLC and Crestview Advisors, L.L.C. (together, “Crestview Partners”) and (3) R. Eugene Taylor (“Mr. Taylor” and together with Oak Hill Capital Partners and Crestview Partners, the “Supporting Stockholders”). Pursuant to the Company Support Agreements, each of the Supporting Stockholders agreed that, at the meeting of Capital Bank’s stockholders in connection with the adoption of the Merger Agreement or any other meeting or action of Capital Bank’s stockholders with respect to which they are entitled to vote, each Supporting Stockholder will (i) vote all of the shares of Capital Bank Class A Common Stock beneficially owned by them (the “Owned Voting Shares”) in favor of approval of the Merger Agreement and the Merger, and (ii) not vote the Owned Voting Shares in favor of approval of any alternative acquisition proposal. Each Supporting Stockholder also agreed not to solicit or engage in negotiations with respect to any alternative acquisition proposal. The Supporting Stockholders will not be required to vote the Owned Voting Shares in favor of approval of certain amendments or modifications to the Merger Agreement.

In addition, prior to the Effective Time, each Supporting Stockholder agreed not to, without the prior written consent of First Horizon, sell, transfer, pledge or otherwise encumber or dispose of the Owned Voting Shares or any shares of Capital Bank Class B Non-Voting Common Stock beneficially owned by them (together with the Owned Voting Shares, the “Owned Shares”), unless the transferee agrees in writing to comply with the requirements of the Company Support Agreement, subject to certain exceptions generally permitting each of the Supporting Stockholders to sell up to 25% of their Owned Shares, and permitting Mr. Taylor to sell up to 100% of his Owned Shares that were obtained through the exercise of stock options, in transfers after the stockholder vote that are exempt from registration and are in compliance with the volume limitations set forth in Rule 144.

Each Supporting Stockholder agreed not to commence or participate in any class action relating to the negotiation or execution of the Company Support Agreements or the Merger Agreement, or the consummation of the Merger.

The foregoing summary of the Company Support Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Company Support Agreements, a form of which is filed as Exhibit 10.1 and incorporated herein by reference.

* * *

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of the SEC, the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon’s and Capital Bank’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in Capital Bank’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the “Investor Relations”

section of Capital Bank’s website, https://www.capitalbank-us.com/, under the heading “Financials & Filings” and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Horizon and Capital Bank and a prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND STOCKHOLDERS OF CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone (901) 523-5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01. Financial Statements and Exhibits

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon National Corporation, Capital Bank Financial Corp., and Firestone Sub, Inc.*
10.1	Form of Company Support Agreement

*Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and First Horizon agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation
(Registrant)

Date: May 5, 2017	By:	/s/ Clyde A. Billings, Jr.
Senior Vice President, Assistant
General Counsel, and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon National Corporation, Capital Bank Financial Corp., and Firestone Sub, Inc.*
10.1	Form of Company Support Agreement

*Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and First Horizon agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.